

April 11, 2014

<u>Via E-Mail</u>
Kimberly M. Copp, Esq.
Taft, Stettinius & Hollister LLP
111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601-3713

   Re: NTS Realty Holdings Limited Partnership
     Preliminary Information Statement on Schedule 14C
     Filed on March 17, 2014
     File No. 1-32389

     Schedule 13E-3
     Filed on March 17, 2014
     File No. 5-86291

Dear Ms. Copp:

   We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand NLP's disclosure.

   Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to NLP's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary information statement.

<u>Preliminary Information Statement</u>

<u>General</u>

1. Please confirm the inapplicability of Item 402(t) of Regulation S-K. Refer to Item 1 of Schedule 14C and Item 5(a)(5) of Schedule 14A.

The Merger and Settlement Agreement, page 2

2.   We note the disclosure regarding the timing of the various Court actions that must occur
        prior to consummation of the merger and before determination of the actual Net
        Settlement Payment. Please advise us of the filing person's intent to disseminate the
        information statement to NLP's stockholders prior to the Court's entry of an Order and
        Final Judgment and grant of the application by plaintiff's counsel for an award of
        attorneys' fees and expenses and reimbursement of litigation expenses and an incentive
        award to the named plaintiffs in the Actions. In responding to this comment, please
        consider the filing persons' obligations under Exchange Act Rule 13e-3(e)(2) and
        (f)(1)(iii) and Schedule 13E-3, generally, and Item 4 of Schedule 13E-3 and
        1004(a)(2)(ii) and Item 1014 of Regulation M-A, specifically. Also refer to Note 1 to
        Exchange Act Rule 14c-5(a). Please also refer to our comment 6 below.

Background of the Merger, page 11

3.   We refer to the Staff comment letter from Peggy Kim to Cezar Froelich, dated February
        26, 2013 regarding the Schedule 13E-3 filed on February 4, 2013 by NLP, including
        comment 4 therein. As noted in comment 4 of that letter, each presentation, discussion,
        or report held with or presented by an outside party that is materially related to the Rule
        13e-3 transaction, whether oral or written, is a separate report that requires a reasonably
        detailed description meeting the requirements of Item 1015 of Regulation M-A. Any
        such written materials, such as board books, must be filed as exhibits to the Schedule
        13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. While
        it appears that the Schedule 13E-3 includes as exhibits the materials presented by
        Centerboard Securities on February 24, 2013 as well as the opinion of Centerboard
        Securities dated as of the same date, it does not appear that the filing persons have filed
        Centerboard Securities' presentation materials dated November 14, November 27 or
        December 27, 2012 or Centerboard Securities' opinion dated December 27, 2012. Please
        revise the Schedule 13E-3 accordingly. Given that NLP has previously filed such
        materials as exhibits to the Schedule 13E-3 filed on February 4 and July 19, 2012, please
        refer to Exchange Act Rule 12b-32.

4.   In addition, notwithstanding your response to prior comment 4 regarding the reports
        prepared by an independent advisory firm in 2005 and 2009, we note that such materials
        were in fact provided to Centerboard Securities in connection with its fairness advisor
        services provided to NLP. Please provide the disclosure requested in prior comment 4
        and file these reports as exhibits to the Schedule 13E-3.

Recommendation of the Board of Directors, page 25

5.   We note the Board of Directors' determination that the Rule 13e-3 transaction is fair to
        the Unaffiliated Holders. Such term is defined on page 2 of the Information Statement to
        include NLP's Unitholders other than the Nichols and Lavin Limited Partners. Item 1014

of Regulation M-A requires that the filing persons state whether they reasonably believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Similarly, Item 1013(d) requires the discussion of the effects of the Rule 13e-3 transaction on affiliates and unaffiliated security holders. It is unclear whether the term Unaffiliated Holders is limited to only those security holders who are not affiliates of NLP, as defined in Exchange Act Rule 13e-3(a)(1), or instead potentially includes affiliates of NLP other than the filing persons, such as certain directors and executive officers of NLP and Managing GP. Please either revise such definition to clarify that such term refers only to the unaffiliated security holders of NLP, or revise the disclosure throughout the information statement, including the Special Factors section, to insure it complies with Items 1013 and 1014 of Regulation M-A. This comment also applies to the fairness determination of the 13E-3 Filing Persons disclosed on page 37 of the Information Statement.

Reasons for the Recommendation of the Board…, page 25

6.   Please revise the disclosure to explain how the Board was able to reach a fairness determination regarding the Rule 13e-3 transaction given that many of the factors listed in this section refer to the Merger Consideration which includes a Net Settlement Payment that has yet to be determined. For example, in considering the relationship between the Merger Consideration and the current and historical market prices for NLP's units, disclosure indicates that the Board used the price of $9.25 per Unit, resulting in premiums to the various listed closing prices that may be significantly in excess of what the premiums would have been had a lower merger consideration been used that factored in anticipated fees and expenses of plaintiff's counsel and any incentive award payable to the named plaintiffs and awarded by the Court. We note that Centerboard Securities appears to have used a price of $8.73 per Unit as part of its Selected Public Company Analysis. Please also refer to our comment 2 above. Please advise whether the Board intends to reassess or update its fairness determination following final determination of the Net Settlement Amount per Unit.

7.   The information statement contains several references to the August 21 Proposal when it appears the intended reference is to the August 31 Proposal. Please revise accordingly.

8.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure on page 29 that the board adopted the analysis and opinion of Centerboard Securities, please note that to the extent the board's or Centerboard Securities' discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the 13E-3 Filing Persons. We

note that the discussion and analysis of the board of directors does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Please revise accordingly. If you believe that Centerboard Securities' analysis and opinion covers one or both of these factors, please refer us to the specific disclosure that you believe addresses these factors.

9.   Similarly, the discussion of the factors considered by the 13E-3 Filing Persons on pages 37 and 38 does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. In addition, if the procedural safeguard in Item 1014(c) was not considered, please explain why the 13E-3 Filing Persons believe the proposed merger is procedurally fair in the absence of such safeguard.   Please revise accordingly.

Opinion of Financial Advisor, page 30

10.   In your response letter, please identify and describe all the documents that constitute the "internal documents" referenced on page 31 of the information statement.

11.   Pursuant to our telephone conversation, you have provided us on a supplemental basis the document entitled the "2014 Budget" and have indicated that it is one of the internal documents referenced on page 31.   The disclosure on page 31 indicates that Centerboard Securities' procedures, investigations and financial analyses with respect to the preparation of its opinion included its review of these internal documents relating to the history, current operations, and probable future outlook of NLP. It is the Staff's view that financial projections prepared by or on behalf of NLP that are materially related to the going-private transaction must be disclosed to security holders regardless of whether such projections were provided to NLP's financial advisor, the buyer or any potential bidder. Similar to the disclosure of Projected Financial Information on page 39, please disclose the 2014 Budget along with the underlying estimates and assumptions.

12.   Disclosure on page 32 indicates that Centerboard Securities made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters. Please disclose these assumptions. Refer to 1015(b)(6) of Regulation M-A.

Selected Public Company Analysis, page 33

13.   We note that Centerboard Securities performed a Selected Public Company Analysis and selected the three companies based on their similarities with NLP with regard to product offerings and geography. Please expand the disclosure to provide additional detail regarding product offerings and geography.

14.   Please also advise us whether the criteria were consistently applied and, if any company other than these three companies was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. Please also advise why Highwoods Properties Inc. was selected as part of Centerboard Securities' analysis based on its similarity to NLP, yet the disclosure on page 34 indicates that it was not included in its analysis. Revise to reconcile the disclosure, if applicable.

Miscellaneous, page 36

15.   We note the disclosure on page 36 that "the Merger Consideration was determined through arm's-length negotiations…" If you are referring to negotiations between Schedule 13E-3 Filing Persons and the Special Committee, please delete references to "arm's-length" discussions or negotiations. Such references are inappropriate in a transaction negotiated with a related party.

Position of the 13E-3 Filing Persons as to the Fairness of the Merger, page 36

16.   Refer to our comment 6 above. We issue this comment with respect to the position of the 13E-3 Filing Persons and its consideration of current and historical market prices for Units.

Projected Financial Information, page 39

17.   The first paragraph before the table on page 40 refers to "numerous assumptions and estimates." Please disclose these estimates and assumptions.

Financing of the Merger, page 49

18.   Please disclose the term of the letter of credit. Refer to Item 1007(d)(1) of Regulation M-A. Provide the disclosure required by Item 1007(d)(2).

19.   Please disclose any alternative financing arrangements or plans in the event the primary financing falls through. If none, so state. Refer to Item 1007 (b) of Regulation M-A. Also, describe NLP's plans, if known, should Parent and Merger Sub be unable to secure financing to consummate the merger.

Annex C – Opinion of Financial Advisor

20.   Assumption 9 of the opinion assumes Unitholders will receive a minimum of 70% of the settlement payment, or $5,181,041. Please advise what this represents on a per Unit basis.

<u>Termination, page 67</u>

21.   Please clarify whether the inability of the Parent and the Merger Sub to secure financing would result in sufficient reasons for NLP to terminate the merger agreement on or after September 30, 2014.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions